Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: A sixth major oil discovery on deep offshore Block 15/06
Paris, July 13, 2010 - Total announces that its subsidiary, TEPA (Block 15/06), Limited, and its partners have made a new oil discovery in Block 15/06 with the well Cabaça SE-1, in the Angolan deep-offshore.
The well, located in 470 metres of water depth and 100 kilometres from the Angolan shore line, encountered significant gross thickness oil bearing reservoirs in the Miocene series. Volumes estimates suggest that Cabaça SE could hold substantial volumes of oil in place, with a potential yet to be confirmed.
An appraisal well is planned to be drilled in the third quarter 2010 with the objective of delineating and testing this oil accumulation.
Cabaça SE-1 is the seventh exploration well drilled in Block 15/06 since the block award at the end of 2006. The eighth well of the exploration drilling campaign (Mpungi-1) is currently being drilled, and it will complete the work commitment of the first exploration period one and a half year in advance of the contractual period. The exploration effort of the Block 15/06 partnership has reached a remarkable rate of success with six commercial discoveries out of the seven prospects drilled to date. TEPA (Block 15/06), Limited, holds a 15% interest in the Block 15/06, operated by Eni.
Total Exploration & Production in Angola
Total is present in Angola since 1953. In Angola, Total operated 491,000 barrels oil equivalent per day (boe/d) in 2009, and its SEC* equity production amounted approximately 191,000 boe/d. This production comes essentially from Blocks 17, 0 and 14.
Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under development for a production start in 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), a project for which the final investment decision should be taken soon.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which 12 discoveries were made, confirming the oil potential of the block. Pre-development studies for a first production zone in the central south eastern portion of the block are underway.
In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied, in a first step, by the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. The plant is under construction with production expected to begin in 2012.
In Angola, as in all countries where Total operates, the Group is committed to developing the local oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” and technology transfer plans, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.

*	SEC: Securities and Exchange Commission of the United States
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com